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                                                                      EXHIBIT 2

MARRIOTT INTERNATIONAL AGREES
TO ACQUIRE FORUM GROUP

  WASHINGTON, D.C., Feb. 16, 1996--Marriott International, Inc. and Forum Group, Inc. today announced a definitive agreement under which Marriott International would acquire Forum, one of the nation's leading operators of senior housing, and merge it with Marriott's Senior Living Services business. Forum's stockholders will receive $13 per share.

  The total acquisition consideration will be $605 million, including $302 million paid in cash to Forum stockholders and $303 million of existing Forum debt.

  Forum and Forum shareholders owning more than 90 percent of Forum's voting stock have agreed to the proposed acquisition. Marriott will commence a tender offer for all outstanding Forum shares within the next several days.

  William J. Shaw, executive vice president of Marriott International and president of the Marriott Service Group, said, "Forum is a highly successful and well respected leader in the senior services industry, sharing Marriott's commitment to service excellence and care for our nation's seniors. We are very enthusiastic about the merger. It will expand our substantial position in this rapidly growing industry, provide additional concepts to accelerate our growth rate, and enable us to offer even greater advancement opportunities to the associates of both companies."

  Based in Fairfax, Va., Forum is the third largest provider of senior housing and health care services in the United States. It has 42 facilities, 34 of which are wholly or partially owned. Marriott Senior Living Services operates 27 full service and assisted living communities nationwide. Combined, the two companies operate over 14,500 retirement community units or nursing beds.

  "We are delighted to have come to this agreement," said Mark L. Pacala, chairman and chief executive officer of Forum Group. "We believe that the transaction fairly reflects Forum Group's very excellent prospects, which we feel will be even further enhanced by the combination with Marriott," Pacala said.

  In addition to its full service communities, Forum has expanded into a moderately priced assisted living concept, National Guest Homes, and Hearthside, which provides both assisted living and dementia-related care. Forum also acquired Health Care Industries, Inc. last year which provides home health care services to residents in senior living communities. Forum has started an expansion program designed to add 1,000 units or nursing beds to existing full service facilities over the next two years.

  The merger is subject to customary conditions, including the expiration or termination of the Hart-Scott-Rodino Act waiting period requirements.

  MacKenzie Partners, New York, has been appointed Information Agent. Direct inquiries to 800-322-2885.

  Marriott International, Inc., based in Washington, D.C., is a diversified hospitality company involved in lodging and services management.

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